PURCHASE AND SALE AGREEMENT

between

BEAR PAW ENERGY, LLC

as Seller

and

PRB TRANSPORTATION, INC.

as Purchaser

Dated as of September 30, 2004

TABLE OF CONTENTS

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this "Agreement") is made and entered into this 30th day of September, 2004, by and between Bear Paw Energy, LLC, a Delaware limited liability company ("Seller"), and PRB Transportation, Inc., a Nevada corporation ("Purchaser" and, together with Seller, the "Parties").

RECITALS:

Seller owns and operates the Gap and Bone Pile gas gathering systems together with the Antelope Valley and South Kitty trunk lines situated in the Powder River Basin of Wyoming as described on Schedule 1 hereto (each individually, a "System" and collectively, the "Systems").

Seller desires to sell and Purchaser desires to purchase all of Seller’s right, title and interest in and to the Systems, in accordance with and subject to the terms and conditions set forth herein.

IN CONSIDERATION OF the above recitals, the benefits to be derived by each party under this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Seller hereby agree as follows:

ARTICLE I
Definitions

1.01 Definitions.

(a) The following terms, as used herein, have the following meanings:

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.

"Governmental Authority" means the United States and any tribal, state, county, city or other political subdivision, agency, court or instrumentality.

"Imbalance Payable" means that quantity of gas owed by Seller under service agreements with respect to the Assets, as defined in Section 2.02 below, as of the Effective Date.

"Imbalance Receivable" means that quantity of gas owed to Seller under service agreements with respect to the Assets as of the Effective Date.

"Knowledge" means with respect to a Person, the actual knowledge of that Person and, where such Person is a business entity, means the actual knowledge of each of the supervisory personnel, officers, directors and managers of such entity, in all cases, without need for additional inquiry.

"Legal Requirement" means applicable common law and any statute, ordinance, code, law, rule, regulation, order, judgment, decree, requirement or procedure enacted, adopted, promulgated, applied or followed by, or any agreement entered into by, any Governmental Authority in force and effect on the date hereof or on the Closing Date (including, without limitation, any Legal Requirement regarding building, zoning, subdivision, land use or other similar legal requirements).

"Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Permitted Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

"Material Adverse Effect" means a material adverse effect exceeding $50,000 in annual value on the condition (financial or otherwise), business, assets or results of operations of the Systems (other than the Excluded Assets).

"Ordinary Course of Business" means the ordinary course of the business of Seller with respect to the Systems consistent with Seller’s past practice and custom, including as contemplated by System reconfiguration and Related Agreement renegotiation.

"Permit" means each license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to the Systems.

"Permitted Liens" shall mean any of the following:

(i) any Liens or other encumbrances described in Schedule 3.03(a);

(ii) liens for Taxes not yet due and payable or being contested in good faith (and for which adequate accruals or reserves have been established by Seller, as applicable);

(iii) inchoate mechanics, materialmen’s or similar liens arising in the Ordinary Course of Business or being contested in good faith (and for which adequate accruals or reserves have been established by Seller, as applicable);

(iv) any customary zoning law or ordinance or any similar Legal Requirement;

(v) any customary right reserved to any Governmental Authority to regulate the affected property;

(vi) any Lien (other than Liens securing indebtedness or arising out of the obligation to pay money) which does not and shall not individually or in the aggregate with one or more other Liens interfere with the right or ability to own, use, enjoy or operate the Assets as they are currently operated, or to convey the quality of title agreed to herein to the same (with respect to owned Assets) or materially detract from their value;

(vii) preferential rights to purchase and required third-party consents and similar agreements with respect to which waivers or consents are obtained from the appropriate parties on or prior to the Closing Date or the appropriate time period for asserting the right has expired on or prior to the Closing Date without an exercise of the rights;

(viii) matters of public record or which are known to Purchaser; and

(ix) any Title Defects that Purchaser shall have expressly waived in writing or which are deemed to have been waived by the operation of Section 3.03.

"Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

"Reasonable Good-Faith Efforts" shall be deemed not to require a Party to undertake extraordinary measures, including without limitation the initiation or prosecution of legal proceedings or the payment of amounts in excess of normal and usual filing fees, and processing fees, if any.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjusted Purchase Price	3.01
Adjustment Period	3.02(a)(i)
Agreement	Preamble
Assets	2.02
Assumed Obligations	10.02
Background Materials	5.01(e)
Breaching Party	12.07(a)
Bulk Sales	12.14
Bulk Transfer	12.14
Casualty Event	7.01
Casualty Threshold	7.01
CERCLA	4.01(k)
Claims	10.04(b)
Closing	8.01
Closing Date	8.01
Criminal Damages	10.03(d)
Confidential Information	7.06
Deed	8.05(b)(ii)
Effective Date	2.01
Environmental Audit	6.01(a)
Environmental Condition	6.01(f)
Environmental Legal Requirements	4.01(k)
Environmental Permits	4.01(k)
Estimated Remediation Costs	6.01(b)
Excluded Assets	2.03
Excluded Obligations	10.03
Final Purchase Price	9.02
Final Settlement Date	9.02
Final Settlement Statement	9.02
Fines and Damages Gas Gathering Agreement	10.03(e) 8.03(f)
General Assignment	8.05(b)(i)
Income Tax	11.01
Indemnified Party	10.05
Indemnifying Party	10.05
Independent Accountant	9.02
Non-Assigned Agreement Non-Compliance Items	9.04 5.01(e)
Operations Agreement	8.03(f)
Parties	Preamble
Pipelines	2.02(c)
Preliminary Settlement Statement Priority Title Defects	8.05(a)(i) 3.03(b)
Property Tax	11.01
Properties Purchase Price	3.03(a) 3.01(a)
Purchaser	Preamble
Purchaser Assumed Environmental Conditions Purchaser’s Accountants	6.01(c) 3.04
Purchaser’s Consultant	6.01(a)
Real Property	2.02(g)
Related Agreements	2.02(f)
Related Facilities	2.02(d)
Required Consents	4.01(i)
Rights-of-Way	2.02(b)
Sales Tax	11.01
Seller Seller’s Financial Information	Preamble 3.04
Stations	2.02(a)
Surface Leases	2.02(b)
System	Recitals
Systems	Recitals
Tax	11.01
Tax Year	11.01
Taxing Authority	11.01
Title Defect	3.03(a)
Title Defects Notice	3.03(a)
Variances	3.04

ARTICLE II
Purchase and Sale

2.01 Purchase and Sale. Subject to the terms and conditions of this Agreement, at Closing, Seller agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, free and clear of all Liens created by, through or under Seller, other than Permitted Liens, to Purchaser and Purchaser agrees to purchase, acquire, accept and receive from Seller, effective as of 12:01 a.m., Mountain time, August 1, 2004 (the "Effective Date"), all of Seller's right, title and interest in, to and under the Assets and Properties comprising the Systems, wherever located, whether real, personal or mixed, tangible or intangible, owned, leased, licensed, held or used principally in the operation of the Systems by Seller, and all assets of the Systems thereafter acquired by Seller for which a Purchase Price Adjustment has been made (as more particularly described in Section 2.02 below, the "Assets").

2.02 The Assets. As used herein, the term "Assets" shall include all of Seller’s right, title and interest in, to, under or derived from the following insofar as they relate to the Systems, including, without limitation:

(a) the compressor stations (excluding compressors, as specified in Schedule 2.03, sump tanks and, as specified in Schedule 2.02(a), related equipment) and metering stations including delivery point measurement and measurement-point telemetry equipment (collectively, the "Stations"), described on Exhibit A;

(b) the surface leases (and other rights to use the surface) (the "Surface Leases"), and the easements, right-of-way, servitudes and similar instruments (the "Rights-of-Way") described on Exhibit B;

(c) the natural gas pipelines and gathering systems comprising the Systems which pass or lie in, on or under the Rights-of-Way or the Surface Leases (collectively, the "Pipelines"), as particularly described on Exhibit C and generally described on the maps attached hereto as Exhibit C-1;

(d) to the extent necessary to operate the Systems, the equipment, personal property, fixtures and other improvements (the "Related Facilities"), including without limitation the items described on Exhibit D and (i) all valves, pumps, dehydrators and similar facilities, and (ii) the materials and supply inventory specific to the Related Facilities associated therewith in existence on the Closing Date;

(e) the assignable Permits and Environmental Permits described on Exhibit E;

(f) the gas gathering agreements, gas services agreements, gathering services agreements and similar agreements and other contracts, commitments, understandings, binding arrangements, unexpired leases of personal property and licenses, whether oral as set forth in Schedule 2.02(f) or written, to which Seller is a party or to which Seller or any of the Assets is subject, and which relate primarily to the operation of the Systems (the "Related Agreements"), including without limitation the items described on Exhibit F;

(g) the real property and leases of, and other interests in, real property (other than Surface Leases and Rights of Way) and all buildings, structures, fixtures and improvements thereon and appurtenances thereto (the "Real Property"), described on Exhibits D and G;

(h) to the extent relating to the Systems and except as otherwise provided in Section 2.03, all existing financial, operating, Tax, environmental, safety, process and instrumentation drawings, relevant maps, operations manuals, as-built drawings for the Systems, files, papers, books and records of Seller in Seller’s possession or control, including without limitation deeds, property records, title policies, maps, surveys, permits, certificates, filings with Governmental Authorities related to operation of the Systems, process safety management (PSM) records, legal documents pertaining specifically to Assumed Obligations or the Assets (other than those protected by legal privilege), and records regarding the construction, maintenance and testing of the Assets, together with copies of customer lists (Seller to retain any copies thereof it desires);

(i) all of Seller's rights, claims, credits, causes of action or rights of set off against third Persons applicable to post-Effective Date times and relating solely to the Assets, including without limitation unliquidated rights under manufacturers' and vendors’ warranties relating to the Assets;

(j) to the extent owned by Seller, the natural gas located in the Pipelines as of the Effective Date for which an accounting adjustment has been made including Imbalance Payables and Imbalance Receivables;

(k) all accounts, notes and other receivables arising on or after the Effective Date relating solely to the Systems for which an accounting adjustment has been made;

(l) all prepaid expenses, including but not limited to Property Taxes, leases and rentals attributable to or arising on or after the Effective Date relating to the Systems for which an accounting adjustment has been made;

in the case of each of the foregoing, owned, held for use, leased, licensed, or used primarily in the operation of the Systems.

2.03 Excluded Assets. Notwithstanding the provisions of Section 2.02, the Assets shall not include the following, which shall be retained by Seller (the "Excluded Assets"): (a) cash and cash equivalents; (b) bonds, letters of credit, surety instruments, and other similar items; (c) any agreement, right, asset or property owned or leased by Seller that is not used or held for use primarily in the operation of the Systems (for avoidance of doubt, all tangible assets or tangible property located at Seller’s offices in Denver, Colorado and field offices located in Wyoming shall be Excluded Assets) or is not specified in Schedule 2.02(f); (d) all compressors, sump tanks and, as specified in Schedule 2.02(a), related equipment; (e) all software (other than that used for wellhead, POD or central delivery point metering) and any licenses thereto; (f) account books of original entry, general ledgers, and financial records used in connection with the Systems; provided that Seller shall provide copies of such books, records and ledgers pursuant to Section 2.02(h) to the extent not confidential and related to the Systems; (g) all books, records, files and other materials to the extent they are or contain confidential or legally privileged information or materials; (h) all vehicles, tools, spare parts not specific to the Systems and all office assets, such as furnishings and equipment; (i) any property or rights owned by a third Person, including water disposal lines and power lines which may lie in the same ditch as the Pipelines; (j) all rights, claims, credits, causes of action or rights of set off against third Persons applicable to periods prior to the Effective Date (including without limitation any claims against Enron; amounts due from producers for pre-Effective Date system reconfiguration and consolidation costs; and Property Tax and other Tax refunds applicable to periods prior to the Effective Date) (k) those items identified on Schedule 2.03, and (l) the pipeline from the valve outlet flange at the South Gap/Antelope Valley compressor station connecting to the Black Hills generation facility.

ARTICLE III
Purchase Price

3.01 Purchase Price and Manner of Payment; Security. (a) Purchaser will pay Seller a total of Seven Million Five Hundred Thousand U.S. Dollars ($7,500,000) ("Purchase Price") adjusted as provided in Section 3.02 (the "Adjusted Purchase Price"). The Adjusted Purchase Price shall be paid as follows: $5,500,000 shall be paid at Closing to Seller, at Seller’s request, either by wire transfer of immediately available funds, certified funds, cashier’s check, or by such other method as may be agreed to by the Parties; on or before December 15, 2004, $1,500,000 plus Note interest (described hereinbelow) shall be paid to Seller in the manner directed by Seller as aforesaid; and on February 15, 2005, the balance of the Adjusted Purchase Price plus Note interest shall be paid to Seller in the manner directed by Seller as aforesaid (approximately $500,000, as adjusted). At least five days prior to the Closing, Seller shall deliver to Purchaser for Purchaser’s review and approval, a statement setting forth the adjustments to the Purchase Price known as of such date and the Adjusted Purchase Price resulting from such adjustments.

(b) Security. Payment of amounts due under this Agreement that are not paid at Closing shall be secured by a mortgage note in the amount of the final 2 payments (approximately $2,000,000, adjusted per the Adjusted Purchase Price) (the "Note") and first Mortgage ("Mortgage"), both substantially of the form attached hereto as Exhibit L. The Note shall have two payment dates in the amounts aforesaid: December 15, 2004 and February 15, 2005, and shall bear interest at the rate of eight percent (8%) per annum, with accrued interest amounts payable on each of the Note payment dates. Purchaser shall have the right to prepay the Note at any time without penalty. The Note shall be secured by a first position Mortgage on the Assets.

3.02 Adjustments to the Purchase Price. The Purchase Price shall be adjusted as follows, except as to those items otherwise included under the Operations Agreement as described hereinbelow:

(a) Upward Adjustments. The Purchase Price shall be adjusted upward by the following:

(i) the amount of expenses, costs, Property Taxes, rents, lease payments and charges paid by Seller from the Effective Date through the Closing Date (the "Adjustment Period") that are attributable to the ownership and operation of the Assets on or after the Effective Date, including but not limited to (A) the costs and expenses attributable to operation and maintenance of the Assets incurred in the Ordinary Course of Business, (B) any capital expenditures incurred in the Ordinary Course of Business or approved in writing by Purchaser, attributable to the Assets, (C) any amounts paid for the acquisition, extension or renewal of any Asset incurred in the Ordinary Course of Business, (D) any amounts paid for the acquisition of any asset included within the Assets after the Effective Date and incurred in the Ordinary Course of Business or approved in writing by Purchaser, (E)  all prepaid expenditures (including taxes, lease payments and rents), to the extent not otherwise included herein, made by Seller after the Effective Date for costs and expenses directly attributable to the Assets, and (F) any amounts relating to obligations arising under the Related Agreements (other than amounts arising as a result of Seller’s breach of such agreements); and

(ii) any other amount agreed upon by Seller and Purchaser.

(b) Downward Adjustments. The Purchase Price shall be adjusted downward by the following:

(i) all amounts received by Seller during the Adjustment Period that are attributable to the ownership and operation of the Assets during the Adjustment Period, including, but not limited to (A) income, revenues and proceeds received for gas gathering and related services and (B) for the sale, salvage or other disposition during the Adjustment Period of any property, equipment or rights included in the Assets;

(ii) an amount equal to Property Taxes relating to the time period prior to the Effective Date and which have not been paid prior to the Closing or which are due and payable prior to the Effective Date as set forth in Section 11.03(b);

(iii) the amount of any reduction referred to in Section 3.03(c) in connection with any estimated costs to cure Title Defects;

(iv) the amount of any reduction referred to in Section 6.01 (d) in connection with Estimated Remediation Costs;

(v) the amount of any reduction referred to in Section 7.01 in connection with any Casualty Event; and

(vi) any other amount agreed upon by Seller and Purchaser.

3.03 Title Due Diligence.

(a) Purchaser and its agents shall do title due diligence at Purchaser’s cost and Seller shall cooperate with such efforts. Purchaser has delivered to Seller a schedule of Title Defects and concerns attached to this Agreement as Schedule 3.03(a) (the "Title Defects") which describes all Title Defects and concerns as of the date hereof affecting Seller’s title to the Surface Leases, Rights-of-Way and Real Property (the "Properties") identified by Purchaser, and shall set forth its best estimate of the costs to cure such Title Defects and concerns. As used herein, the term "Title Defect" means any Lien, defect or irregularity of title or any other circumstance or condition (other than a Permitted Lien) created by, through or under Seller. Title concerns shall mean all other title concerns identified by Purchaser in its Title Defect Notice.

(b) Schedule 3.03(a) shall identify those remaining Title Defects and concerns that Seller has agreed to use its Reasonable Good-Faith Efforts to cure with the assistance of Purchaser ("Priority Title Defects"). Seller agrees to cooperate with Purchaser consistent with past practice in assisting the Purchaser in curing of the balance of the Title Defects and concerns within 90 days following Closing at Purchaser’s sole cost, but Seller shall have no other obligation to assist with or cure such Title Defect or concern.

(c) Seller shall use its Reasonable Good-Faith Efforts to cure the Priority Title Defects and concerns identified on Schedule 3.03(a) and the Title Defects Notice at its sole cost and expense prior to the Closing Date with the assistance of Purchaser. Subject to clause (d) hereof, in the event Seller is not able to cure any Priority Title Defect or Title concern to the reasonable satisfaction of Purchaser on or before the first business day preceding the Closing Date, the Property affected by the Title Defect or Title concern shall nevertheless be transferred to Purchaser at Closing, the Purchase Price shall be adjusted downward by the remaining costs reasonably estimated by Purchaser to cure the uncured Priority Title Defect, but not any Title concern that is not a Title Defect, and Seller shall have no further obligations to cure such Title Defect or concern; provided that Seller shall have the right after the Closing Date to continue to attempt to cure any Priority Title Defects for which a Purchase Price reduction was taken and, if Seller effects such cure to the reasonable satisfaction of Purchaser within 90 days after the Closing Date, Purchaser shall promptly pay to Seller that portion of the Purchase Price reduction related to each such Priority Title Defect which is timely cured by Seller.

(d) Notwithstanding anything in this Section 3.03 to the contrary, in the event (i) the sum of the estimated costs to cure the Priority Title Defects set forth in Section 3.03 exceeds $50,000, and (ii) Seller does not agree with Purchaser’s estimate of the cost to cure the Priority Title Defects set forth in the Title Defects Notice, then either Party may terminate this Agreement upon written notice to the other; provided that neither Party may terminate this Agreement if the difference between the Parties’ estimates of the cost to cure the Priority Title Defects is less than $10,000 in which case the Purchase Price shall be adjusted downward by Purchaser’s estimated costs to cure such uncured Priority Title Defect.

3.04 Financial Due Diligence. Purchaser shall have the right to cause its outside accountants ("Purchaser’s Accountants") to review or audit the monthly financial information related to the Systems delivered to Purchaser by Seller or its Agents setting forth gathering volumes, operating revenues, costs and expenses of operations, imbalances, fuel reimbursements and operating income of the Systems for 2001, 2002 and 2003 and the first six months of 2004 ("Seller Financial Information"). In the event Purchaser delivers to Seller prior to the Closing Date a certificate signed by Purchaser stating that Purchaser’s Accountants have identified one or more Variances, Purchaser shall have the right to terminate this Agreement with immediate effect. All costs of such review or audit shall be borne by Purchaser. As used herein, "Variance" shall mean that (i) any of the amounts or figures set forth in the Seller Financial Information is more than 4% (four percent) greater or lesser, as the case may be, than any corresponding amounts or figures determined by Purchaser’s Accountants, or (ii) the financial statements cannot be audited and a clean opinion issued thereon.

ARTICLE IV
Representations and Warranties of Seller

4.01 Seller Representations and Warranties. On the date hereof and the Closing Date (and on such other date as may be set forth below), Seller represents and warrants to Purchaser that:

(a) Organization and Standing. As of the Effective Date, the date hereof and the Closing Date, Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all powers required to carry on its business as now conducted. As of the Effective Date, the date hereof and the Closing Date, Seller is duly qualified to do business as a foreign entity and is in good standing in the state of Wyoming.

(b) Authority. Seller has the power and authority to enter into and perform this Agreement and to carry out the transactions contemplated herein. Seller has all the requisite legal authority to own the Assets and to carry on its business as now conducted in regard to the Assets. The execution, delivery and performance of this Agreement and the consummation by Seller of the transactions contemplated herein have been duly and validly authorized by all necessary action on the part of Seller.

(c) Validity of Agreement. This Agreement is a legal, valid and binding obligation of Seller enforceable against Seller in accordance with the terms of this Agreement, except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights in general. The enforceability of Seller’s obligations under this Agreement is further subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will conflict with or constitute a violation of, or default under, or give rise to a right of cancellation, termination or acceleration with respect to (i) any Legal Requirement; (ii) any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Seller is a party or by which Seller is bound; or (iii) the articles of organization and operating agreement of Seller, other than as disclosed in Schedule 4.01(c) to this Agreement.

(d) Litigation and Claims. Except as disclosed on Schedule 4.01(d), there are no governmental or other legal actions, claims, suits or other proceedings, pending or, to the Knowledge of Seller threatened, to which Seller is or would be a party and which (i) relate to any of the Assets or Systems, and (ii) which, if adversely determined, could prevent or interfere with consummation of the transactions contemplated by this Agreement or (A) have a Material Adverse Effect, and (B) result in the modification, revocation, termination, suspension or other limitation of any Related Agreement.

(e) Compliance with Applicable Legal Requirements. As of the Effective Date, the date hereof and the Closing Date, except with respect to Environmental Legal Requirements (which matters are addressed in Section 4.01(k)), to Seller’s Knowledge: Seller and the Assets are in compliance with and are not under investigation with respect to and have not been threatened to be charged with or given notice of any violation of, any applicable Legal Requirement in respect of the Assets and Systems.

(f) Material Contracts.

(i) Except as disclosed on Schedule 4.01(f), to Seller’s Knowledge, the Related Agreements, the Surface Leases, other leases of Real Property and the Rights-of-Way (A) constitute all of the material contracts relating to the Assets and Seller’s operation thereof, (B) are valid and binding agreements and are in full force and effect, and (C) may be freely assigned to Purchaser by Seller without the consent of another Person, except as disclosed on Schedule 4.01(f). True and complete copies of each Related Agreement, Surface Lease, other lease of Real Property and Right-of-Way have been made available to Purchaser;

(ii) Except for the Related Agreements disclosed in Exhibit F with respect to the Systems, and except as to matters in the Ordinary Course of Business, the Systems are not bound by:

(A) any agreements for the sale or purchase of natural gas and natural gas liquids;

(B) any lease of personal property and equipment (except for compression);

(C) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (1) annual payments by Seller of $20,000 or more or (2) aggregate payments by Seller of $20,000 or more;

(D) any gas transportation, natural gas liquids transportation and fractionation, gathering and processing, distribution or other similar agreement for the sale by Seller of materials, supplies, goods, services, equipment or other assets that provides for either (1) annual payments to Seller of $20,000 or more or (2) aggregate payments to Seller of $20,000 or more;

(E) any agreement relating to the acquisition or disposition of any business or giving rise to rights to a third party’s right to make any acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise);

(F) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property; and

(G) any agency, dealer, sales representative, marketing or other similar agreement.

(g) Material Breach.

(i) Except as disclosed in Schedule 4.01(f), as of the Effective Date, the date hereof and the Closing Date, to Seller’s Knowledge neither Seller nor any other party to the Related Agreements, the Surface Leases, other leases of Real Property and Rights-of-Way have been or are in default with respect to any obligation under any of the Related Agreements, the Surface Leases, other leases of Real Property and Rights-of-Way which would have a Material Adverse Effect, nor is Seller aware of the existence of facts that, with the passage of time or upon notice from another party to any of the Related Agreements, the Surface Leases, other leases of Real Property and Rights-of-Way, would constitute such a default which would have a Material Adverse Effect.

(ii) Except as disclosed in Schedule 4.01(f), and except as to matters which would not have a Material Adverse Effect, to Seller’s Knowledge, Seller has not received any notice that (A) any customer of the Systems will not honor the terms of any Related Agreement to which it is a party at any time after the Closing Date, and (B) any customer of the Systems has otherwise threatened to take any action described in the preceding clause as a result of the execution, delivery or performance of this Agreement.

(h) Termination. As of the Effective Date, the date hereof and the Closing Date, except as disclosed in Schedule 4.01(f), no party to any of the Related Agreements, the Surface Leases, other leases of Real Property or Rights-of-Way has given notice to Seller of any action to terminate, cancel, rescind or procure a judicial reformation of any Related Agreement, Surface Lease, other lease of Real Property or Right-of-Way, or any provision thereof, which would have a Material Adverse Effect.

(i) Consents and Preferential Rights. Except as disclosed on Schedule 4.01(i), and except to the extent same would not, in the aggregate, have a Material Adverse Effect, (i) to Seller’s Knowledge no consents are required from Governmental Authorities or any other Persons, including the consent of any third party required under any material contract, in connection with the transfer of any of the Assets by Seller, and (ii) no preferential purchase rights exist with respect to the Assets, and no consent, approval or other action by, or filing with any Person, including the consent of any third party required under any material contract, or Governmental Authority is required, in connection with the execution, delivery and performance by Seller of this Agreement, including consents required under the material contracts, Surface Leases, Rights-of-Way, other leases of Real Property, Related Agreements, Permits and Environmental Permits. The consents set forth on Schedule 4.01(i) are hereinafter referred to as "Required Consents."

(j) Conduct of Business.

(i) To Seller’s Knowledge, the Assets have been operated in material compliance with applicable Legal Requirements, including all Environmental Requirements, and in accordance with good industry practices.

(ii) Except as disclosed in Schedule 4.01(j), or, except as incurred in the Ordinary Course of Business and to the extent same would not have a Material Adverse Effect since the Effective Date, there has not been:

any incurrence, assumption or guarantee by Seller of any indebtedness for borrowed money with respect to the Systems;

any creation or other incurrence of any Lien (other than Permitted Liens) on any Asset;

any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Systems, or any Asset;

any transaction or commitment made, or any contract or agreement entered into, by Seller relating to the Systems or any Asset (including the acquisition or disposition of any assets), or any relinquishment by Seller of any contract or other right, in either case, material to the Systems, other than transactions and commitments contemplated by this Agreement;

any change in any method of accounting or accounting practice by Seller with respect to the Systems except for any such change required by reason of a concurrent change in generally accepted accounting principles or as required by Legal Requirements; or

any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment in excess of $20,000 in the aggregate or that have not been approved in writing by Purchaser.

(k) Compliance with Environmental Legal Requirements. To Seller’s Knowledge, except to the extent same would not have a Material Adverse Effect and except as disclosed on Schedule 4.01(k), with respect to the Assets and Systems, on the Effective Date: (i) Seller and the Assets and Systems have been and are in material compliance with all applicable Legal Requirements pertaining to health, safety, or the environment or to pollutants, contaminants, wastes or chemicals ("Environmental Legal Requirements") and all permits, licenses, franchises, certificates, approvals or other similar authorizations of Governmental Authorities relating to or required by Environmental Legal Requirements ("Environmental Permits"); (ii) with respect to the Assets or the Systems, no conditions exist that could reasonably be expected to require cleanup, removal, remedial action or other response by Seller pursuant to any Environmental Legal Requirements; (iii) neither Seller nor any part of the Assets or the Systems is subject to any pending or threatened judgment, decree or order, notice, demand, request for information, review, investigative claim or citation related to or arising out of Environmental Legal Requirements; (iv) with respect to the Assets or the Systems, Seller has not received any written or oral notice stating that it has been named or listed as a potentially responsible party by any Governmental Authority in a matter arising under or relating to any Environmental Legal Requirement; (v) none of the Assets nor the Systems nor any property to which Seller has directly or indirectly transported, or arranged for the transportation of, Hazardous Substances (as defined in Article VI), is listed or proposed for listing on the National Priorities List promulgated pursuant to the Comprehensive, Environmental, Response, Conservation and Liability Act of 1980, as amended ("CERCLA") or CERCLIS (as defined by CERCLA) or on any similar federal, state, tribal or local list of sites requiring investigation or cleanup; and (vi) no polychlorinated biphenyls, radioactive material, lead, asbestos-containing material, sumps, surface impoundments, lagoons, landfills, septic, wastewater treatment or other disposal system or underground storage tanks are or have been, located on, under, at or in the Assets or the Systems in violation of any Environmental Legal Requirement which has resulted in or could reasonably be expected to result in liability under any Environmental Legal Requirement. To Seller’s Knowledge, Purchaser has been provided access to all environmental investigations, studies and/or audits performed exclusively on Wyoming facilities owned by Seller within the last two years which are in Seller’s possession and non-confidential. For purposes of this Section 4.01(k), the term "Seller" shall not include any entity that is an affiliate or predecessor of Seller.

(l) Insurance Coverage. Seller has made available to Purchaser a list of all insurance policies and a list of all fidelity bonds relating to the Assets and the Systems, and operations of the Systems. To Seller’s Knowledge, there is no claim by Seller pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid and Seller has otherwise complied fully with the terms and conditions of all such policies and bonds. As of the Effective Date, the date hereof and the Closing Date, such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) have remained and remain in full force and effect.

(m) Gas Regulatory Matters. As of the Effective Date, the date hereof and the Closing Date, the Assets have not been subject to the jurisdiction of the Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended.

(n) Property.

(i) To Seller’s Knowledge, Exhibit B correctly describes all Surface Leases and Rights-of-Way and Exhibit G correctly describes all Real Property, in each case which are held or owned by Seller in connection with the Systems. True and complete copies of each Surface Lease, other leases of Real Property and Rights-of-Way have been made available to Purchaser.

(ii) Seller has not acted to create a Lien upon, or in the case of leased personal property has valid leasehold interests in, all personal property included in the Assets, except for personal property sold since the Effective Date in the Ordinary Course of Business.

(iii) The Assets are functional at Closing to the extent necessary for their operation and compliance with the Related Agreements.

(o) Licenses and Permits. Exhibit E correctly describes each Permit (including without limitation, Environmental Permits) together with the name of the issuing Governmental Authority and indicates with an asterisk any Permits (including without limitation Environmental Permits) which by their terms are not transferable to any third party. Except as set forth in the Exhibit E, to Seller’s Knowledge, (i) the Permits are valid and in full force and effect, (ii) Seller is not in default, and no condition exists that with notice or lapse of time or both would constitute a default, under the Permits, and (iii) except for the Permits marked with an asterisk on Exhibit E, none of the Permits will, assuming the related Required Consents have been obtained prior to the Closing Date, be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

(p) Undisclosed Liabilities. To Seller’s Knowledge, except as otherwise disclosed or limited under this Agreement, there are no undisclosed liabilities that would have a Material Adverse Impact on the Stations, Surface Leases, Rights-of-Way, Pipelines or Related Facilities and that would prevent same from being functional to the extent necessary for their operation and compliance with the Related Agreements.

ARTICLE V
Representations and Warranties of Purchaser

5.01 Purchaser Representations and Warranties. On the date hereof and on the Closing Date, Purchaser represents and warrants to Seller that:

(a) Organization and Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all corporate powers required to carry on its business as now conducted.

(b) Authority. Purchaser has the power and authority to enter into and perform this Agreement and to carry out the transactions contemplated herein. The execution, delivery and performance of this Agreement and the consummation by Purchaser of the transactions contemplated herein have been duly and validly authorized by all necessary action on the part of Purchaser.

(c) Validity of Agreement. This Agreement is a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights in general. The enforceability of Purchaser’s obligations under this Agreement is further subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will conflict with or constitute a violation of, or default under, or give rise to a right of cancellation, termination or acceleration with respect to (i) any order, judgment, decree or applicable law, or (ii) any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Purchaser is a party or by which Purchaser is bound, or (iii) the certificate of incorporation or bylaws of Purchaser.

(d) No Consents Required. No consents, approvals or other action by or filing with any Person or Governmental Authority is required in connection with the execution, delivery and performance by Purchaser of this Agreement.

(e) Purchaser Diligence. Purchaser is experienced and knowledgeable in the business of the Systems, and is aware of its risks. Purchaser has been afforded and will be afforded the opportunity to examine materials made available to it by Seller and its representatives with respect to the Systems and Assets (the "Background Materials"). Purchaser has disclosed to Seller in specific detail and not general categories, with all particulars, all instances of non-compliance with Seller’s representations, warranties, covenants and indemnities that Purchaser discovered ("Non-Compliance Items"). Purchaser shall be deemed to have waived all Claims against Seller as to undisclosed Non-Compliance Items, except to the extent a specific warranty and indemnity is provided therefor herein. Except for any representations and warranties contained herein, Purchaser acknowledges that Seller has made no representations or warranties whatsoever, whether express or implied, including, without limitation, as to the value of the Assets or the legal, tax or other consequences of the transactions contemplated by this Agreement.

ARTICLE VI
Environmental Matters

6.01 Environmental Due Diligence.

(a) Purchaser has received an environmental due diligence report of the Assets and Systems (collectively, the "Environmental Audit") conducted by Meridian Environmental Management, LLC ("Purchaser’s Consultant") and has supplied the report to Seller. A summary report of its findings is attached as Schedule 4.01(k). Purchaser shall be responsible for all death, personal injury or property damage caused by Purchaser's Consultant arising in connection with the Environmental Audit, and shall indemnify, defend and hold harmless Seller from all Claims related thereto.

(b) Purchaser has notified Seller of all Environmental Conditions identified during the course of performing the Environmental Audit (which shall include all matters discovered in the course of conducting the Environmental Audit which would render Seller’s representations under Sections 4.01 (k) or (o) not true and correct as of the Closing Date), together with (i) all documents and analyses relating to such Environmental Conditions, including the Environmental Audit and (ii) Purchaser’s Consultant’s estimate of the costs required to correct, remove or remediate such Environmental Conditions in the most reasonable cost-effective manner (including risk-based remediation measures) ("Estimated Remediation Costs").

(c) As to those Environmental Conditions identified pursuant to subsection 6.01 (b), above, which are to be corrected, removed or remediated by either Party pursuant to the procedures identified in subsection 6.01(d), as identified on Schedule 4.01(k), such Environmental Conditions shall be referred to as "Purchaser Assumed Environmental Conditions."

(d) As to the Environmental Conditions, the following procedures shall apply:

(i) Based on their respective review of the Environmental Audit and such other data and information as shall be available to the Parties concerning the condition of the Assets, Purchaser and Seller shall use their Reasonable Good-Faith Efforts to agree on the identification of Environmental Conditions, whether remediation of same is required and the manner thereof, on the Estimated Remediation Costs, and whether Purchaser or Seller shall be responsible therefor, and such information shall be reflected on Schedule 4.01(k). As to those Environmental Conditions for which the Parties agree Purchaser shall be responsible, the Purchase Price shall be reduced by the corresponding Estimated Remediation Costs and Purchaser shall be solely responsible for correcting, removing or remediating such Purchaser Assumed Environmental Conditions and no representation, warranty or indemnity shall apply with respect thereto. As to those Environmental Conditions for which the Parties agree either no action shall be taken, or for which Seller shall be responsible, there shall be no adjustment in Purchase Price, and as to those which Seller undertakes to correct, remove or remediate, Seller shall be solely responsible for the costs thereof, and shall undertake such activity promptly and diligently pursue same, and Purchaser’s environmental consultant shall inspect same upon completion thereof.

(ii) If, despite their Reasonable Good-Faith Efforts, Purchaser and Seller are not able to agree on identification of Environmental Conditions, whether remediation of same is required and the manner thereof and/or the Estimated Remediation Costs, then either Party may terminate this Agreement upon written notice to the other; provided that neither Party may terminate this Agreement if the difference between the Estimated Remediation Costs and the costs which Seller believes to be the estimate of costs required to correct, remove or remediate any Environmental Condition Seller acknowledges as requiring remediation does not exceed $10,000, in which case the Purchase Price shall be adjusted downward by Purchaser's Estimated Remediation Costs and Purchaser shall be solely responsible for correcting, removing or remediating such Purchaser Assumed Environmental Conditions and no representation, warranty or indemnity shall apply with respect to matters identified in the Environmental Audit.

(e) Notwithstanding the foregoing, if the Estimated Remediation Costs exceed $25,000, then either Purchaser or Seller may terminate this Agreement upon written notice to the other Party.

(f) For purposes of this Section 6.01, "Environmental Condition" shall mean (i) any condition constituting, or which reasonably could be expected to result in, a liability, obligation or commitment under, or a violation of, any Environmental Legal Requirement or Environmental Permit, (ii) the presence of Hazardous Substances in soil or other subsurface media, ambient air, groundwater or surface water or building at, on, in or under the Assets or Systems, or which has migrated from the Assets or Systems, in each case, in a manner or quantity (A) which is, or is reasonably likely to be, required to be remediated by or under (y) an Environmental Legal Requirement or (z) any Governmental Authority, or (B) that has resulted, or could reasonably be expected to result, in any claim, demand or cause of action under Environmental Legal Requirements for damage to natural resources or the environment. As used in this Agreement "Hazardous Substance" means any substance, material or waste which is or will foreseeably be regulated by any Governmental Authority, including any material, substance or waste which is defined as "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, and including petroleum, petroleum products, asbestos, presumed asbestos-containing material or asbestos-containing material, urea formaldehyde and polychlorinated biphenyls.

(g) Purchaser and Seller agree to maintain in strict confidence all of the environmental information described in this Section 6.01, including without limitation the Environmental Audit, except in connection with the consummation of the transactions contemplated hereby, and except as otherwise required by any Legal Requirement, in which latter event the Parties agree to promptly notify the other Party of such requirement, and give the other Party the opportunity to review and comment in advance on the content and timing of any such disclosure the other Party proposes to make. From and after Closing, Purchaser shall have no further obligations under this clause (g). If Closing does not occur, Seller shall have no further obligations under this clause (g) from and after the date of termination of this Agreement.

ARTICLE VII
Covenants

7.01 Casualty Loss. If, prior to the Closing, all or any portion of the Assets to be conveyed to Purchaser at the Closing are destroyed by fire or other casualty, are taken in condemnation or under the right of eminent domain or proceedings for such purposes are pending (in each case, a "Casualty Event"), Purchaser may elect: (i) to reduce the Purchase Price by such aggregate amount of damages as mutually agreed upon pursuant to Section 3.02(b)(v), in which case Purchaser will not be entitled to sums paid to Seller by third parties by reason of the Casualty Events nor be entitled to be assigned, transferred or subrogated to the right, title and interest of Seller in and to any unpaid awards or other payments from third parties arising out of the Casualty Events, (ii) to purchase such Assets notwithstanding any such destruction, taking or pending taking and the Purchase Price shall not be adjusted; provided that if in Purchaser’s reasonable estimation the amount of aggregate damage caused by one or more Casualty Events exceeds $50,000 (the "Casualty Threshold"), Purchaser may elect to purchase the Assets notwithstanding any such Casualty Event (without reduction of the Purchase Price therefor), in which case Seller shall, at Closing, pay to Purchaser all sums paid to Seller by third parties (including insurance providers of Seller and its Affiliates) by reason of the Casualty Events to the extent such sums are not committed, used or applied by Seller prior to the Closing Date to repair, restore or replace such damaged Asset and shall assign and transfer to Purchaser or subrogate Purchaser to all of the right, title and interest of Seller in and to any unpaid awards or other payments from third parties (including insurance providers of Seller and its Affiliates) arising out of the Casualty Events; or (iii) to terminate this Agreement in accordance with Section 12.07(d). If the amount of aggregate damage caused by one or more Casualty Events is less than the Casualty Threshold, Seller shall, at the Closing, pay to Purchaser all sums paid to Seller by third parties by reason of the destruction or taking of such Assets to be assigned to Purchaser, and shall assign, transfer and set over unto Purchaser all of the right, title and interest of Seller in and to any unpaid awards or other payments from third parties arising out of the destruction, taking or pending or threatened taking as to such Assets to be conveyed to Purchaser. Seller shall not voluntarily compromise, settle or adjust any material amounts payable by reason of any material destruction, taking or pending or threatened taking as to the Assets to be conveyed to Purchaser without first obtaining the written consent of Purchaser. Seller shall promptly notify Purchaser of any Casualty Event of which Seller has Knowledge.

7.02 Covenants and Agreements Prior to Closing.

(a) Between the date hereof and the Closing Date, Seller shall:

(i) maintain and operate the Systems in the Ordinary Course of Business;

(ii) continue maintenance of and compliance with the Related Agreements in the Ordinary Course of Business; and

(iii) maintain insurance coverage on the Assets in the amounts and of the types currently in force.

(b) Except as to matters currently under negotiation by Seller with respect to the Systems and disclosed to Purchaser, without the written consent of Purchaser (which shall not unreasonably be withheld, and which shall be deemed given if not refused within five (5) business days of request for consent), between the date hereof and the Closing Date, Seller shall not:

(i) waive, compromise or settle any right or claim which is in excess of Twenty-Five Thousand Dollars ($25,000);

(ii) incur obligations with respect to or undertake any transactions relating to the Systems other than transactions in the Ordinary Course of Business;

(iii) enter into any new agreements or commitments with respect to the Systems or amend any such agreements outside of the Ordinary Course of Business;

(iv) terminate or amend or modify any of the Related Agreements except in the Ordinary Course of Business (except as to agreements identified on Schedule 4.01(f)) ;

(v) encumber, sell or otherwise dispose of any of the Assets (excluding inventory, natural gas, natural gas liquids or oil), other than property which is replaced by equivalent property (in type and value) or which is used, sold, consumed or abandoned in the Ordinary Course of Business; or

(vi) with respect to the Systems, make commitments or agreements for capital expenditures or capital additions or betterments exceeding in aggregate $20,000, except as may be involved in ordinary repair, maintenance or replacements of the Assets.

(c) Except as otherwise provided, notwithstanding any other provision to the contrary, and except as may otherwise be agreed between the Parties, Seller shall use all Reasonable Good-Faith Efforts to obtain all consents, authorizations and approvals of, and to make all necessary filings, notification or registrations with, all Governmental Authorities (including with respect to Permits and Environmental Permits) which are necessary for the transfer of the Assets to Purchaser, and supply copies thereof to the Purchaser. Except as otherwise provided, as to notices required to be provided before the Closing, Seller shall give all notices to third parties and take such other actions as may be required to be given or taken by it under any Permit, Environmental Permit, lease, agreement or other instrument or any Legal Requirement in connection with the transactions contemplated hereby (with copies thereof to the Purchaser), and shall use its commercially reasonable efforts to obtain all other consents and approvals necessary to enable Seller to transfer the Assets. Purchaser shall use all commercially reasonable efforts to cooperate with Seller with respect to Seller’s obligations described in the two preceding sentences. As to notices which may be provided after the Closing, Purchaser shall give all notices to third parties and take such other actions as may be required to be given or taken by it under any Permit, Environmental Permit, lease, agreement or other instrument or any Legal Requirement in connection with the transactions contemplated hereby, and Seller shall cooperate therewith.

7.03 Compliance with Conditions Precedent. Each Party shall use its commercially reasonable efforts to cause the conditions precedent set forth in Sections 8.03 and 8.04, applicable to such Party, to be fulfilled and satisfied as soon as practicable but in any event prior to Closing.

7.04 Preparation of Closing Documents. Seller shall commence the preparation of all forms of assignments, deeds, and other conveyances and transfers pursuant to this Agreement, and the preparation of all applicable schedules and exhibits to such forms of assignments, deeds and other conveyances, and shall begin delivering such draft forms to Purchaser reasonably promptly so that Purchaser can review such documents so that the Parties can agree to any proposed changes consistent with the terms and provisions of this Agreement prior to the Closing Date.

7.05 Public Announcements. Purchaser and Seller shall agree upon the text of a press release which shall be disseminated as soon as reasonably possible after the Closing. Any additional public announcements or issuances of press releases by either Party regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby shall require the consent of the other Party which shall not be unreasonably withheld; provided, however, that the initial press release concerning this Agreement and the transactions contemplated hereby shall be agreed to by the Parties; and provided further that the foregoing shall not restrict disclosures by either Party in compliance with applicable securities or other laws or in compliance with existing loan or other agreements binding such Party, in such Party’s discretion.

7.06 Confidentiality. Unless and until Closing occurs, any non-public information that either Party may obtain from the other or which it develops or causes to be developed in connection with this Agreement and the transactions contemplated hereby shall be confidential, and following Closing, each Party shall keep confidential any non-public information that such Party may receive from the other in connection with this Agreement and the transactions contemplated hereby (any such information, "Confidential Information," which term shall not be deemed to include information that can be shown to have been (i) in the public domain through no fault of Seller or its Affiliates or (ii) later lawfully acquired by Seller from sources other than those related to its prior ownership of the Systems.). Each Party shall not disclose Confidential Information to any other person or entity (other than to its Affiliates and to its and their directors, officers and employees, and representatives of its advisors and lenders, in each case, whose knowledge thereof is necessary or convenient in order to facilitate the consummation of the transactions contemplated hereby, in which case such Party shall be responsible for any breach by such person or entity) or use such information to the detriment of the other; provided that (i) such Party may use and disclose any such information once it has been publicly disclosed (other than by such Party in breach of its obligations hereunder) or which, to its Knowledge, rightfully has come into the possession of such Party (other than from the other Party), and (ii) to the extent that such Party may, in the reasonable judgment of its counsel, be compelled by an applicable Legal Requirement to disclose any of such information, such Party may disclose such information if it has used commercially reasonable efforts, and has afforded the other the opportunity, to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment for the information compelled to be disclosed. In the event of termination of this Agreement, (A) the obligation set forth in this Section shall continue for a period of one year after such termination, and (B) each Party shall cause to be delivered to the other, and shall retain no copies of, any documents, work papers or other materials obtained by such Party or on its behalf from the other, whether so obtained before or after execution of this Agreement, and shall destroy all other copies thereof, including any that bear notes or analysis, and shall certify compliance with the return/destruction obligation to the other on request.

7.07 Updated Exhibits and Schedules. Each Party shall, at least five (5) business days prior to Closing, supplement the exhibits and schedules to this Agreement with additional information that, if existing or known to it on the date of this Agreement, would have been required to have been included in one or more exhibits or schedules to this Agreement (including items identified in the course of Purchaser’s due diligence investigation including Environmental Audit). For purposes of determining the satisfaction of any of the conditions to the obligations of Purchaser and Seller in Sections 8.03 and 8.04 and the liability of Purchaser and Seller following Closing for breaches of their respective representations, warranties and covenants under this Agreement, the exhibits and schedules to this Agreement shall be deemed to include only (a) the information contained therein on the date of this Agreement and (b) information added to such exhibits and schedules by written supplements to this Agreement delivered prior to Closing by the Party making such amendment that are (i) accepted in writing by the other Party in its sole discretion or (ii) reflect actions required by this Agreement to be taken prior to Closing (including exhibit and schedule supplementation described in the first sentence of this Section 7.07).

7.08 Notices of Certain Events. Each Party shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge threatened against, relating to or involving or otherwise affecting Seller or the Systems that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.01(d) or 4.01(k), or that relate to the consummation of the transactions contemplated by this Agreement; and

(d) any matter that would represent a material breach of the representations and warranties under this Agreement.

7.09 Access to Information. From the date hereof until the Closing Date, Seller will (i) give Purchaser, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of Seller relating to the Systems (including for the purposes of conducting the Environmental Audit), (ii) furnish to Purchaser, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Systems as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Seller to cooperate with Purchaser in its investigation of the Systems. Except as otherwise provided herein, no investigation by Purchaser or other information received by Purchaser shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller hereunder.

ARTICLE VIII
Closing

8.01 Closing Date. Unless the Parties agree otherwise in writing and subject to the conditions in this Agreement, the consummation of the transactions contemplated hereby (the "Closing") shall occur on the "Closing Date" which shall be (a) on or before October 11, 2004, as designated by the Purchaser, or (b) such other date as the Parties may agree upon in writing.

8.02 Place of Closing. The Closing shall occur at Seller’s Denver, Colorado office or at such other place as Purchaser and Seller may agree in writing.

8.03 Conditions to Purchaser’s Obligations. The obligations of Purchaser to be performed by the Closing are, at the option of the Purchaser, subject to satisfaction of each of the conditions set forth below:

(a) The representations and warranties made by Seller in this Agreement that are not qualified by materiality or Material Adverse Effect shall be true, complete and accurate in all material respects, and those that are qualified by materiality or Material Adverse Effect shall be true, complete and accurate in all respects, in each case, on and as of the Closing Date. Seller shall also have performed or complied in all material respects with all of its obligations under this Agreement, which are to be performed or complied with by it prior to or on the Closing Date.

(b) Purchaser shall have received a certificate of Seller executed by an officer of the Seller and dated as of the Closing to the effect that the statements in Section 8.03(a) are true at and as of Closing with respect to representations, warranties and covenants that are to survive the Closing.

(c) There shall not be in existence on the Closing Date (i) any Legal Requirement, or order, decree or ruling by any court or Governmental Authority, (ii) any threat thereof by any Governmental Authority which is evidenced by a writing by the threatening Governmental Authority, (iii) except as disclosed in Schedule 4.01(d), any threat thereof by any other Person which is evidenced by a writing by the threatening Person, or (iv) any instituted or pending action or proceeding which, in any case, would (w) enjoin, restrain, make illegal or prohibit consummation of the transactions contemplated hereby, (x) prohibit, render illegal or have a Material Adverse Effect upon Purchaser’s proposed ownership or use of the Assets taken as a whole, (y) compel Purchaser or any of its Affiliates to dispose of all or any material portion of the Assets or the assets of Purchaser or any of its Affiliates or (z) seek to require divestiture by Purchaser or any of its Affiliates of any Assets.

(d) Purchaser shall have received all Required Consents in each case in form and substance reasonably satisfactory to Purchaser, and no such consent, authorization or approval shall have been revoked.

(e) Since the date hereof, no Material Adverse Effect shall have occurred.

(f) Purchaser shall have received an executed Operations Agreement (the "Operations Agreement") substantially in the form attached hereto as Exhibit I and Gas Gathering Agreement (the "Gas Gathering Agreement") providing for gathering of Related Agreements gas (to the extent required under the Related Agreements) on the Fort Union Gas Gathering facilities from Belle Creek to Glenrock at a rate of fourteen (14) cents per Mcf, substantially in the form attached hereto as Exhibit H.

(g) Purchaser shall have received the following documents relating to the existence of Seller and the authority of Seller to enter into this Agreement, all in form and substance reasonably satisfactory to Purchaser:

(i) Articles of Organization of Seller (with all amendments thereto), certified as of a recent date by an appropriate official of the State of Delaware;

(ii) Certificate dated as of a recent date by an appropriate official of the State of Delaware listing and attaching all organization documents maintained by the state and as to the good standing and tax status of Seller; and

(iii) Certificate of the Secretary of Seller in form reasonably satisfactory to Purchaser.

(h) At least 10 days prior to Closing, Purchaser shall have received a schedule listing all of Seller’s bonds, letters of credit, surety instruments and other similar items in connection with the Assets in accordance with 2.03(b).

8.04 Conditions to Seller’s Obligations. The obligations of Seller to be performed on the Closing are, at the option of Seller, subject to satisfaction of each of the conditions set forth below:

(a) The representations and warranties made by Purchaser in this Agreement that are not qualified by materiality qualifier shall be true, complete and accurate in all material respects and those that are qualified by materiality qualifier shall be true, complete and accurate, in each case, on and as of the Closing Date. Purchaser shall also have performed or complied in all material respects with all of its obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.

(b) Seller shall have received a certificate of Purchaser executed by an officer of the Purchaser and dated as of the Closing Date to the effect that the statements in Section 8.04(a) are true at and as of Closing with respect to representations, warranties and covenants that are to survive the Closing.

(c) There shall not be in existence on the Closing Date (i) any Legal Requirement or order, decree or ruling by any court or Governmental Authority, (ii) any threat thereof by any Governmental Authority or other Person which is evidenced in writing by the threatening Authority or other threatening Person, or (iii) any instituted or pending action or proceeding which, in any case, would enjoin, restrain, make illegal or prohibit consummation of the transactions contemplated hereby.

(d) Seller shall have received an executed the Operations Agreement and the Gas Gathering Agreement.

(e) Seller shall have received the following documents relating to the existence of Purchaser and the authority of Purchaser to enter into this Agreement, all in form and substance reasonably satisfactory to Seller:

(i) Certificate of Incorporation of Purchaser (with all amendments thereto), certified as of a recent date by an appropriate official of the State of Nevada;

(ii) Certificate dated as of a recent date of an appropriate official of the State of Nevada listing all charter documents maintained by the state and as to the good standing and tax status of Purchaser; and

(iii) Certificate of the Secretary of Purchaser in form reasonably satisfactory to Seller.

8.05 Closing Obligations. At Closing, the following shall occur:

(a) Purchaser and Seller shall:

(i) Execute and deliver a settlement statement, prepared by Seller in accordance with this Agreement and generally accepted accounting principles (the "Preliminary Settlement Statement"). The Preliminary Settlement Statement shall be delivered to Purchaser by Seller at least five (5) days before Closing, and shall be agreed to mutually by Purchaser and Seller at least two (2) days prior to Closing in accordance with Section 3.02, and shall set forth the Adjusted Purchase Price and each adjustment and the calculation of such adjustments used to determine such amount.

(ii) Execute and deliver such further agreements, certificates and other documents as may be reasonably required to be delivered to carry out the provisions of this Agreement and to close the transaction provided for herein.

(b) Seller shall:

(i) Execute, acknowledge and deliver an assignment, bill of sale and assumption agreement substantially in the form of Schedule 8.05(b)(i) (the "General Assignment") covering all of the Assets to be assigned hereunder.

(ii) Execute, acknowledge and deliver one or more conveyances substantially in the form of Schedule 8.05(b)(ii) (the "Deed") (in recordable form and in sufficient counterparts to facilitate recording) covering the Real Property (notwithstanding anything to the contrary in this Agreement, all real property shall be conveyed by instrument providing for only a warranty of title to the effect that Seller has created no Liens other than Permitted Liens by, through or under Seller, and with no other warranties, express or implied.

(iii) Deliver to Purchaser exclusive possession of the Assets.

(iv) Deliver to Purchaser the documents described in Section 8.03.

(v) Deliver to Purchaser, if applicable, the rights in respect of casualty losses set forth in Section 7.01.

(c) Purchaser shall:

(i) Deliver to Seller the Adjusted Purchase Price.

(ii) Deliver to Seller the documents described in Section 8.04.

ARTICLE IX
Post-Closing Agreements

9.01 Post-Closing Access. After Closing, Purchaser and Seller shall cooperate and afford each other access to their respective books and records relating to the Assets as may be needed by a Party (a) to determine any matter relating to its rights and obligations hereunder, (b) to defend or respond to an audit, claim, lawsuit or other legal or administrative proceeding or (c) in the event a Party requires such information as part of a regulatory or legal disclosure, including but not limited to those required by the Securities and Exchange Commission.

9.02 Post-Closing Adjustment Procedure. As soon as practicable after the Closing Date, but no later than 90 days after the Closing Date, Purchaser shall prepare and deliver to Seller, in accordance with this Agreement and generally accepted accounting principles, a statement (the "Final Settlement Statement") setting forth each adjustment in accordance with Section 3.02 and showing the calculation of such adjustments. Within 15 days after receipt of the Final Settlement Statement, Seller shall deliver to Purchaser a written report containing any changes that Seller proposes be made to the Final Settlement Statement. The Parties shall use their Reasonable Good-Faith Efforts to agree with respect to the amounts due pursuant to such post-closing adjustment no later than 15 days after Purchaser has received Seller’s proposed changes. The Purchase Price as reflected in the Final Settlement Statement shall be called the "Final Purchase Price". The date upon which such agreement is reached or upon which the Final Purchase Price is established shall be called the "Final Settlement Date." If (i) the Final Purchase Price is more than the Adjusted Purchase Price, Purchaser shall pay in immediately available federal funds the amount of such difference to Seller or to Seller’s account (as designated by Seller), or (ii) the Final Purchase Price is less than the Adjusted Purchase Price, Seller shall pay in immediately available federal funds the amount of such difference to Purchaser or to Purchaser’s account (as designated by Purchaser). Payment by Purchaser or Seller, as applicable, shall be made within five days after the Final Settlement Date. If Seller and Purchaser are unable to agree upon the Final Settlement Statement within 60 days after Purchaser’s receipt of same, the Parties agree to engage promptly (and in any event within ten days) the Denver office of an accounting firm which is not the auditor of either Party and is mutually acceptable to both Parties (the "Independent Accountant"). Such Independent Accountant shall perform such procedures as are agreed upon by Seller and Purchaser in order to determine the Final Purchase Price. The determination of the Independent Accountant that conducts the agreed upon procedures shall be binding on Purchaser and Seller, and the fees and expenses of such Independent Accountant shall be borne one-half each by Purchaser and Seller. Within five days after the determination of the independent accounting firm, Purchaser or Seller, as the case may be, shall promptly make a cash payment, in immediately available funds, to the other equal to the amount, if any, found due by the Independent Accountant. Purchaser and Seller will, and will cause their representatives to, cooperate and assist in the preparation of the Final Settlement Statement and the conduct of the reviews and audits referred to in this Section 9.02, including (without limitation) making available books, records and personnel as required.

9.03 Recording. Purchaser shall be solely responsible for promptly recording the assignments, deeds, and any other instruments related to the conveyance of the Assets, and Seller shall cooperate in providing to Purchaser any information reasonably required by Purchaser to make such recording. Purchaser shall be responsible for all filings with state and federal agencies for change of owner or operator. Subject to Section 11.03(e), all recording and filing fees shall be paid by Purchaser and, where paid by Seller (with the written consent of Purchaser), reimbursed by Purchaser promptly after receipt of an invoice.

9.04 Contracts Requiring Consents. None of the Related Agreements contains any right of first refusal. If Seller and Purchaser should be unable to obtain any consent required for the transfer of any of the Related Agreements, Surface Leases, other leases of Real Property and Rights-of-Way (each such agreement, grant or lease, a "Non-Assigned Agreement"), such Non-Assigned Agreements shall be held by Seller for the benefit of Purchaser after Closing for its term such that (a) Seller shall provide Purchaser with the economic benefits thereof until or unless such consent is received (b) Purchaser shall be entitled to enforce at its sole cost and expense, any and all rights of Seller against a third party with respect to such Non-Assigned Agreement, provided that Seller hereby constitutes and appoints, effective as of the Closing Date, Purchaser and its successors and assigns as the true and lawful attorney of Seller with full power of substitution in the name of Purchaser, or in the name of Seller but for the benefit of Purchaser, to institute and prosecute all proceedings which Purchaser may in its sole discretion deem proper in order to assert or enforce any right, title or interest in, to or under the Non-Assigned Agreements or take other actions reasonably necessary to obtain the benefits of such Non-Assigned Agreements, and to defend or compromise any and all actions, suits or proceedings in respect of such Non-Assigned Agreements and (c) Purchaser shall fully indemnify, defend and hold harmless Seller from all Claims with respect to the Nonassigned Agreements and related property to the extent such Claims did not arise from Seller’s improper conduct. Purchaser shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

9.05 Further Assurances. Each Party shall, from time to time at the reasonable request of the other, and without further consideration, execute and deliver such other instruments of sale, transfer, conveyance, assignment, clarification and termination and take such other action as the Party making the request may require to carry out the transaction provided for in this Agreement in accordance with the terms hereof, including those required, to sell, transfer, convey and assign to, and vest in Purchaser, and to place Purchaser in possession of the Assets. Seller intends to convey the Assets at Closing; however, in the event it is determined after Closing that: (i) any part of the Assets were not in fact conveyed to Purchaser, and that the title to any part of the Assets is incorrectly in the name of Seller, or (ii) any asset not an Asset is conveyed to Purchaser and that the title to such asset is incorrectly in the name of Purchaser; then each Party shall take all such action necessary to correctly convey such Assets to Purchaser, or such assets to Seller.

9.06 Post-Closing Confidentiality. In addition to the confidentiality obligations imposed by Section 7.06, after the Closing, Seller and its Affiliates will hold, and will use reasonable efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, all Confidential Information, to the extent required by Section 7.06. The obligation of Seller and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

9.07 Post-Closing Compression Site and System Access. After Closing, Purchaser and Seller shall cooperate in affording Seller the right to allow current compressors, sumps and related equipment (excluded from the Assets) to remain on current sites and to perform under the Operations Agreement, to continue to use the Antelope Valley compressor sites for field service activities (including continued use of a fenced area, including sheds and covered structures, along the west side of the Antelope Valley compressor station identified on Exhibit C-1) with unrestricted access and egress rights, all without cost (such right to be documented by a License Agreement substantially of the form attached hereto as Exhibit K) and to allow Seller the right to gather gas through the Systems at a mutually agreed price so long as such does not adversely affect Purchaser’s operations of the Systems, and subject to Purchaser’s first right to capacity. Seller shall be responsible for all death, personal injury or property damage arising in connection with the presence of idled equipment on the Assets and associated with use of the fenced area at the Antelope Valley compressor station, and shall indemnify, defend and hold harmless Purchaser from all Claims related thereto.

ARTICLE X
Indemnities, Assumed Liabilities and Excluded Liabilities

10.01 Disclaimers. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THE REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT, THE ASSETS ARE TO BE SOLD BY SELLER AND PURCHASED BY PURCHASER AS IS, WHERE IS, AND IN THEIR CURRENT CONDITION. THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT ARE EXCLUSIVE AND IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE AND, EXCEPT AS PROVIDED IN SECTION 10.04, THE REPRESENTATIONS AND WARRANTIES CONTAINED HEREIN SHALL TERMINATE IN ALL RESPECTS UPON CLOSING. SELLER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE RELATING TO THE ASSETS, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR WARRANTIES AS TO CONDITION, QUANTITY OR QUALITY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH HEREIN. ALTHOUGH SELLER HAS MADE, AND UNTIL CLOSING WILL MAKE, ALL OF ITS FILES AND RECORDS AVAILABLE TO PURCHASER, EXCEPT AS SPECIFICALLY STATED HEREIN, SELLER MAKES NO WARRANTY OR REPRESENTATION, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION, TITLE OPINION OR PROJECTIONS HERETOFORE FURNISHED TO PURCHASER IN CONNECTION WITH THIS AGREEMENT INCLUDING, WITHOUT LIMITATION, PRICING ASSUMPTIONS. PURCHASER EXPRESSLY ACKNOWLEDGES THAT IT HAS HAD OR WILL HAVE HAD A REASONABLE OPPORTUNITY TO INSPECT AND EXAMINE THE CONDITION OF ALL OF THE ASSETS PRIOR TO CLOSING. IN ENTERING INTO AND PERFORMING THIS AGREEMENT, PURCHASER HAS RELIED AND WILL RELY ON THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT AND OTHERWISE SOLELY ON ITS INDEPENDENT INVESTIGATION OF, AND JUDGMENT WITH RESPECT TO THE VALUE OF THE ASSETS.

10.02 Assumed Obligations. Except as provided in Section 10.04 and subject to Section 10.03, at Closing, Purchaser shall assume, pay, discharge and perform the following (the "Assumed Obligations"): (a) those obligations and liabilities attributable to the period after the Effective Date and that arise out of events occurring after the Effective Date under or with respect to the Related Agreements (other than liabilities or obligations attributable to any failure by Seller to comply with the terms thereof); (b) other obligations and liabilities of Seller but only to the extent that there shall have been an adjustment or accounting adjustment entry with respect thereto pursuant to Section 3.02; (c) all obligations and liabilities relating to, arising out of or attributable to ownership or operation of the Assets after the Effective Date other than any Income Taxes of Seller (without prejudice to Purchaser’s right to enforce representations, warranties, covenants and indemnities expressly provided under this Agreement); (d) other than with respect to the Excluded Obligations, any and all liabilities, obligations or commitments arising after the Effective Date in connection with or relating in any way to the use, ownership or operation of the Systems or Assets, or any activities or operations occurring or conducted at the Real Property, whether accrued, contingent, absolute, determined, determinable or otherwise, which arise under or relate to any Environmental Legal Requirement (without prejudice to Purchaser’s right to enforce representations, warranties, covenants and indemnities expressly provided under this Agreement); (e) all other obligations and liabilities relating to, arising out of or attributable to the ownership or operation of the Assets after the Effective Date (other than Income Taxes of Seller) and (f) all other obligations and liabilities with respect to the Assets for which Seller was liable prior to expiration of applicable representations, warranties, covenants and agreements upon expiration or termination of same (for avoidance of doubt, it is acknowledged that representations and warranties as to compliance with Environmental Legal Requirements described in Section 4.01(k) shall not expire).

10.03 Excluded Obligations.

Notwithstanding any provision in this Agreement or any other writing to the contrary, Purchaser is assuming only the Assumed Obligations and is not assuming any other liability or obligation of Seller (or any predecessor of Seller or any prior owner of all or part of its businesses and assets) of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of Seller (all such liabilities and obligations not being assumed being herein referred to as the "Excluded Obligations"), and, notwithstanding anything to the contrary in this Section 10.03 (and without limiting the generality of the foregoing), none of the following shall be Assumed Obligations for the purposes of this Agreement and all of the following shall be deemed Excluded Obligations:

(a) any liability or obligation of Seller, or any member of any consolidated, affiliated, combined or unitary group of which Seller is or has been a member, for Taxes other than Property Taxes and Sales Taxes that are expressly assumed by Purchaser pursuant to Section 11.03(b) and (c);

(b) any liability or obligation relating to employee benefits or compensation arrangements existing on or prior to the Closing Date, including, without limitation, any liability or obligation under any of Seller's employee benefit agreements, plans or other employee-related arrangements;

(c) except to the extent assumed by Purchaser (e.g., per Section 6.01) any and all liabilities (whether accrued, contingent, absolute, determined, determinable or otherwise), obligations or commitments relating to the time period prior to the Effective Date which arise under or relate in any way to any Environmental Legal Requirement and arise out of or in any way relate to (i) any of the Environmental Conditions set forth on Schedule 4.01(k), (ii) the current or former ownership, lease or operation by Seller, any operator of the Assets and Systems or any of their respective predecessors or Affiliates of any business, real property or facility, other than the Assets or the Systems purchased by Purchaser hereunder, or (iii) the storage, disposal, treatment, transportation or recycling, or arrangement for any of the foregoing, of any material or substance prior to the Closing Date at any location other than the Assets.

(d) all fines, penalties or other similar monetary sanctions ("Fines") assessed by a Governmental Authority, or any criminal, punitive or exemplary damages ("Criminal Damages" and together with Fines, "Fines and Damages") that are payable to a Person other than a Party or an Affiliate of a Party, that arise out of or relate to the operation of the Assets or Systems prior to the Effective Date; and

(e) any liability or obligation relating to an Excluded Asset.

10.04 Survival and Indemnification.

(a) The representations and warranties of the Parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing for 365 calendar days; except those contained in Sections 4.01(f)(ii), (g), (h), (j)(ii), (l) and (m), which shall not survive the Closing, and (ii) the representations and warranties contained in Section 11.02 shall survive until expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof), if later. The covenants and agreements of the Parties contained herein shall survive in accordance with their terms or, if no term is specified and same is not a representation or warranty, indefinitely. Notwithstanding the preceding sentence, any representation, warranty, covenant or agreement which is specified as surviving Closing and in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if specific notice of the inaccuracy thereof giving rise to such right of indemnity identifying each specific instance (not a general statement), and including all particulars, shall have been given to the Party against whom such indemnity may be sought prior to such time.

(b) Without limiting Purchaser’s obligations in this Agreement, from and after Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates, and their respective directors, officers, employees, agents, representatives, contractors and subcontractors from and against any and all losses, damages, claims, suits, causes of action, penalties, costs, expenses (including without limitation, reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding and liabilities other than special or punitive damages), including, without limitation, damage to property, injury to or death of persons or other living things, natural resource damages, CERCLA response costs, environmental remediation and restoration costs, or fines or penalties (collectively, "Claims"), regardless of whether such Claims arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of, or violation of any Legal Requirement by Seller or any of its Affiliates, arising out of or resulting from:

(i) the breach of any of the representations and warranties made by Purchaser in this Agreement or in any document, instrument or certificate delivered in connection herewith, during the applicable survival period;

(ii) any failure by Purchaser to perform in all material respects any of its covenants, agreements or obligations in this Agreement or in any document, instrument or certificate delivered in connection herewith;

(iii) the Assumed Obligations, except those set forth in Section 10.02(d) which arise under or relate to actions occurring or conditions existing prior to the Closing Date;

(iv) Sales Taxes and Property Taxes and other Taxes for which Purchaser is liable under Article XI hereof; and

(v) any brokerage commissions or finders’ fees incurred by Purchaser in connection with this Agreement or the transactions contemplated hereby.

(c) Without limiting Seller’s obligations under this Agreement, from and after Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates and Purchaser’s and their respective directors, officers, employees, agents, representatives, contractors and sub-contractors from and against any Claims, regardless of whether such Claims arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of, or violation of any Legal Requirement by, Purchaser or any of its Affiliates, arising out of or resulting from:

(i) the breach of any of the representations or warranties made by Seller in this Agreement or in any document, instrument or certificate delivered in connection herewith, during the applicable survival period;

(ii) any failure by Seller to perform in all material respects any of its covenants, agreements or obligations in this Agreement or in any document, instrument or certificate delivered in connection herewith; and

(iii) any brokerage commissions or finders’ fees incurred by Seller in connection with this Agreement or the transactions contemplated hereby.

10.05 Procedures. The Party seeking indemnification under Section 10.04 (the "Indemnified Party") agrees to give prompt notice to the Party against whom indemnity is sought (the "Indemnifying Party") of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under such Section 10.04. The Indemnifying Party may with the consent of the Indemnified Party participate in and control the defense of any such suit, action or proceeding at its own expense. The Indemnifying Party shall not be liable under Section 10.04 for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder.

ARTICLE XI
Taxes

11.01 Tax Definitions. The following terms, as used herein, have the following meanings:

"Income Tax" means all Taxes based upon or measured by or with respect to gross or net income.

"Property Tax" means any ad valorem, real property, personal property, production, excise, net proceeds, severance, windfall profit and all other Taxes and similar obligations assessed against the Assets or based upon or measured by the ownership of the Assets or the gathering or processing of hydrocarbons or the receipt or proceeds therefrom, other than Income Taxes.

"Sales Tax" means all excise, sales, use, value added, registration, stamp, recording, documentary, conveyance, transfer, gains and similar Taxes.

"Tax" means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign), or (ii) liability for the payment of any amounts of the type described in (i) as a result of being party to any agreement or any express or implied obligation to indemnify any other Person.

"Tax Year" means the twelve month period beginning with the Assessment Date, January 1.

11.02 Representations. Seller hereby represents and warrants to Purchaser that:

(a) Except for Sales Taxes imposed in connection with the transfer of the Assets, Seller has timely paid all Taxes which will have been required to be paid on or prior to the date hereof, the non-payment of which would result in a Lien on any Asset, would otherwise adversely affect any of the Systems or would result in Purchaser becoming liable or responsible therefor.

(b) Except as to Taxes for which a Purchase Price Adjustment has been made or as otherwise provided in this Agreement, and except as would not cause a Material Adverse Effect, Seller has established, in accordance with generally accepted accounting principles applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Assets or the operation of any of the Systems and are incurred in or attributable to any Tax period (or portion thereof) ending on or before the Effective Date, the non-payment of which would result in a Lien on any Asset, would otherwise adversely affect any of the Systems or would result in Purchaser becoming liable therefor.

(c) Seller is not a member of any consolidated combined or unitary group for Tax purposes.

11.03 Tax Cooperation .

(a) Notwithstanding any other provision of this Agreement to the contrary, Purchaser and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to any of the Systems and the Assets (including, without limitation, access to books and records) as is reasonably necessary for the filing of all Tax returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Purchaser and Seller shall retain all books and records with respect to Taxes pertaining to the Assets for a period of at least six years following the Closing Date.

(b) Based on the best current information available as of the Closing Date, all Property Taxes for the current Tax Year that are or will become due and payable in respect of the Assets shall be prorated between Seller and Purchaser as of the Effective Date. Seller’s prorata share of the Property Taxes shall be calculated as the product of the ratio of months or partial months in the period beginning with the Assessment Date through the Effective Date times the amount of Property Taxes in respect of the Assets. The proration shall be deemed a final settlement of Property Taxes between the Parties. The Purchase Price shall be reduced by the unpaid portion of Seller’s prorata share of Property Taxes. After Closing, Purchaser expressly assumes all obligations and liabilities for all Property Taxes payable by the Seller with respect to the Assets.

(c) All Property Taxes and Sales Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as required by applicable Legal Requirements or as provided herein. The paying Party shall be entitled to reimbursement from the non-paying Party in accordance with Section 11.03(b) or 11.03(e), as the case may be. Upon payment of any such Property Tax or Sales Tax, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under Section 11.03(b) or 11.03(e), as the case may be, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying Party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement.

(d) Tax Proceedings. In the event Purchaser or any of Purchaser’s Affiliates receives notice of any examination, claim, adjustment or other proceeding relating to the liability for Taxes of or with respect to the Assets for any period prior to the Effective Date other than obligations and liabilities for Property Taxes and Sales Taxes assumed by Purchaser pursuant to Sections 11.03(b) and 11.03(e), Purchaser shall notify Seller in writing within 7 days of receiving notice thereof. The failure by Purchaser to so notify Seller shall not relieve Seller of any liability that it may have to Purchaser under this Agreement, except to the extent that such failure actually and materially prejudices Seller. As to any such Taxes for which Seller is or may be liable, Seller shall at Seller’s expense control or settle the contest of such examination, claim, adjustment or other proceeding; provided that, so long as Seller’s interests are not adversely affected thereby, Purchaser shall, at its expense, control the defense of any examination, claim, adjustment or proceeding which would affect (i) any Tax return of Purchaser or (ii) the manner in which Purchaser or any of its Affiliates conducts any Tax audit, suit action or proceeding with respect to such Tax return; provided, further, that Purchaser shall not settle any examination, claim, adjustment or proceeding the defense of which it has controlled without the Seller’s prior written consent. The Parties shall cooperate with each other and with their respective Affiliates in the negotiations and settlement of any proceeding described in this Section 11.03.

(e) Sales Taxes. All Sales Taxes incurred in connection with the transactions contemplated by this Agreement shall be borne by Purchaser.

(f) Allocation of Purchase Price. The Adjusted Purchase Price shall be allocated among the Assets, including contracts and other intangibles assets, by the Purchaser and Seller within 60 days following the Closing Date, subject to the following:

(i) Such allocation of the Adjusted Purchase Price will be reflected in a Form 8594 that will be filed by Purchaser and Seller in accordance with Section 1060 of the Code; and

(ii) The Purchaser and Seller agree to treat and report in filings under the Code (and, if necessary, to cause each of their respective Affiliates to so treat and report) the transactions contemplated by this Agreement in a manner consistent with one another.

ARTICLE XII
Miscellaneous Provisions

12.01 Commissions. Each of the Parties represents and warrants that there are no claims for brokerage commissions or finders’ fees payable by it in connection with the transactions contemplated by this Agreement. Seller and Purchaser each will pay or discharge its own brokerage commissions or finders’ fees, if any, and will indemnify the other Party from any liability with respect thereto.

12.02 Further Assurances. From time to time, and without further consideration each Party will execute and deliver to the other Party such documents and take such actions as the other Party may reasonably request in order to consummate more effectively the transactions contemplated hereby.

12.03 Assignment. The terms, provisions and conditions of this Agreement shall extend to, be binding upon and inure to the benefit of the Parties, their respective successors, permitted assigns and legal representatives. No Party shall assign this Agreement or any of its rights hereunder, or delegate any of its obligations hereunder, without the prior written consent of the other, such consent may not be unreasonably withheld except that Purchaser may assign or delegate its rights and obligations under this Agreement or any part hereof to one or more Affiliates of Purchaser, but no such assignment shall in any way operate to enlarge, alter or change any obligation of or due to Seller or relieve Purchaser of its obligations.

12.04 Entire Agreement; Amendments. This Agreement and the exhibits and schedules attached hereto and incorporated by reference herein contain the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein. Notwithstanding any representations that may have been made by either Party in connection with the transactions contemplated by this Agreement, each Party acknowledges that it has not relied on any representation by the other Party with respect to such transactions or the Assets except those contained in this Agreement or in the exhibits or schedules hereto. This Agreement supersedes all prior agreements and understandings between the Parties with respect to its subject matter including, without limitation, that certain letter of intent among the Parties dated May 20, 2004. This Agreement may be amended only by a written instrument duly executed by the Parties. No waiver by any Party of any one or more defaults by the other in performance of any of the provisions of this Agreement shall operate or be construed as a waiver of any future default or defaults, whether of a like or different character.

12.05 Severability. Each portion of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

12.06 Actions. Without limiting its right to avail itself of rights of termination available to it under this Agreement, Seller and Purchaser, singularly and plurally, warrant and agree that each shall use its Reasonable Good-Faith Efforts to take or cause to be taken all such action as may be necessary to consummate and make effective the transactions as set forth in this Agreement and to assure that it will not be under any material corporate, legal or contractual restriction that would prohibit or delay the timely consummation of such transaction.

12.07 Termination. This Agreement and the transactions contemplated hereby may be terminated in the following instances:

(a) By either Party upon written notice to the other, if (x) the other (the "Breaching Party") is in material breach or default of its respective covenants, agreements or other obligations herein, (y) any of its representations herein that are qualified by materiality or Material Adverse Effect are not true and accurate in all respects when made or when otherwise required by this Agreement to be true and accurate or (z) any of its representations therein that are not so qualified or are not true and accurate in all material respects when made or when otherwise required by this Agreement to be true and accurate in each case; provided, however, that (i) the Breaching Party is given prompt written notice which provides a reasonably detailed explanation of the facts and circumstances surrounding such breach or default and (ii) the Breaching Party is given 30 days after receipt of such notice within which to cure such breach or default to the reasonable satisfaction of the non-Breaching Party.

(b) By either Party if Closing shall not have occurred by the Closing Date as extended pursuant to the terms hereof, upon written notice to the non-terminating Party at any time following such date;

(c) At any time by the mutual written agreement of Purchaser and Seller;

(d) By either Party, pursuant to Sections 3.03, 6.01(d), 6.01(e), or 7.01; or

(e) By Purchaser pursuant to Section 3.04.

12.08 Liabilities Upon Termination or Breach.

(a) If this Agreement is terminated as permitted by Section 12.07, such termination shall be without liability of either Party (or any stockholder, director, officer, manager, member, employee, agent, consultant or representative of such Party) to the other Party; provided that if such termination shall result from the (i) willful failure of either Party to fulfill a condition to the performance of the obligations of the other Party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either Party hereto of any representation or warranty or agreement contained herein, and in any such case there is not an unqualified right of termination available to such Party, such Party shall be fully liable for any and all Claims incurred or suffered by the other Party as a result of such failure or breach. The provisions of Sections 7.06, 12.08, 12.10 and 12.13 shall survive any termination hereof pursuant to Section 12.07.

(b) Except as provided above in this Section 12.08, prior to Closing, nothing contained herein shall be construed to limit Seller’s or Purchaser’s legal or equitable remedies in the event of breach of this Agreement, provided that neither party shall have any greater rights or remedies before Closing than such party would have had subsequent to Closing. After Closing, the Parties’ respective rights and remedies with respect to any material breach or default of the covenants, agreements or obligations hereunder shall be solely limited to those set forth in Article X of this Agreement.

12.09 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.10 Governing Law. This Agreement shall be governed by, enforced in accordance with, and interpreted under, the laws of the State of Colorado. Each of the Parties consents to venue and jurisdiction in the District Court in and for the City and County of Denver, State of Colorado, and in the United States Court for the District of Colorado.

12.11 Preparation of Agreement. This Agreement was prepared jointly by the Parties and not by either to the exclusion of the other.

12.12 Notices and Addresses. Any notice, request, instruction, waiver or other communication to be given hereunder by any Party shall be in writing and delivered personally, by registered or certified mail with postage prepaid and return receipt requested, by recognized overnight courier service with charges prepaid or by facsimile transmission directed to the intended recipient as follows:

Seller: Bear Paw Energy, LLC

                                                            1400 Sixteenth Street, Suite 310

Denver, Colorado 80202

Attention: Pierce H. Norton, Jr., President

Telephone: (720) 946-3662

Facsimile: (720) 946-3710

e-mail: pierce.norton@nborder.com

Purchaser: PRB Transportation, Inc.

600 Seventeenth Street, Suite 2800 South

Denver, Colorado 80202

Attention: William F. Hayworth, President

Telephone: (303) 454-3706

Facsimile: (303) 454-3708

e-mail: bhayworth@prbtrans.com

or at such other address as either Party may designate by written notice provided in the foregoing manner.

12.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.14 Bulk Sales Legal Requirements. Purchaser and Seller each hereby waive compliance by Seller with the provisions of the "bulk sales," "bulk transfer" or similar Legal Requirements of any state. Seller agrees to indemnify and hold Purchaser harmless against any and all Claims incurred by Purchaser or any of its Affiliates as a result of any failure by Seller to comply with any such "bulk sales," "bulk transfer" or similar Legal Requirements.

12.15 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

"SELLER" BEAR PAW ENERGY, LLC By Pierce H. Norton, Jr., President	"PURCHASER" PRB TRANSPORTATION, INC. By William F. Hayworth, President